UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 May 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1 Name of the Issuer

CRH plc

2 Name of person discharging managerial responsibilities

Maeve Carton

3 State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person

No

4 Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Maeve Carton

5 Description of shares or derivatives or other financial instruments linked to them

Ordinary Shares of €0.32 each

6 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Maeve Carton                                                                                80,702
AC Employee Benefit Trustees Limited Acct CRG                  1,871

7 State the nature of the transaction

(i) Scrip Dividend
(ii) Deferred Share Award

8 Number of shares, derivatives or other financial instruments linked to them acquired

(i)        27
(ii)      Conditional share award over 12,983 Ordinary Shares, pursuant to the rules of the 2014 Deferred Share Bonus Plan based on the three month average share price to 31 December 2014

9 Number of shares, derivatives  or other financial instruments linked to them  disposed of

Not applicable

10 Price per share or derivative or other financial instrument linked to them or value of transaction

(i)  €24.60

11 Date and place of transaction

(i) & (ii) 12 May 2015, Dublin

12 Date issuer informed of transaction

(i) & (ii) 12 May 2015

13 Any additional information

Not applicable

14 Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Person authorised on behalf of the issuer responsible for making the notification

Neil Colgan

Date of notification 13 May 2015

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000003%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

82,573 (excluding 12,983 Deferred Shares); 0.010054%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant 12 May 2015	22	Period during which or date on which it can be exercised The conditional share award set out in 8 (ii) above is deferred for three years
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Ordinary Shares
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 13 May 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1 Name of the Issuer

CRH plc

2 Name of person discharging managerial responsibilities

Albert Manifold
3 State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person

No

4 Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Albert Manifold

5 Description of shares or derivatives or other financial instruments linked to them

Ordinary Shares of €0.32 each

6 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Albert Manifold                                                                             41,256
AC Employee Benefit Trustees Limited Acct CRG                  1,871

7 State the nature of the transaction

(i)      Scrip Dividend
(ii)     Deferred Share Award

8 Number of shares, derivatives or other financial instruments linked to them acquired

(i)        609
(ii)      Conditional share award over 24,928 Ordinary Shares, pursuant to the rules of the 2014 Deferred Share Bonus Plan based on the three month average share price to 31 December 2014

9 Number of shares, derivatives or other financial instruments linked to them disposed of

Not applicable

10 Price per share or derivative or other financial instrument linked to them or value of transaction

(i)  €24.60

11 Date and place of transaction

(i) & (ii) 12 May 2015, Dublin

12 Date issuer informed of transaction

(i) & (ii) 12 May 2015

13 Any additional information

Not applicable

14 Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Person authorised on behalf of the issuer responsible for making the notification

Neil Colgan

Date of notification 13 May 2015

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000074%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

43,127 (excluding 24,928 Deferred Shares); 0.005251%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant 12 May 2015	22	Period during which or date on which it can be exercised The conditional share award set out in 8 (ii) above is deferred for three years
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Ordinary Shares
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 13 May 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1 Name of the Issuer

CRH plc

2 Name of person discharging managerial responsibilities

Mark Towe

3 State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person

No

4 Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Mark Towe

5 Description of shares or derivatives or other financial instruments linked to them

Ordinary Shares of €0.32 each

6 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Mark Towe                                                                                   106,783
Sanne Nominees Limited (Deferred Shares)                             2,664

7 State the nature of the transaction

(i) Scrip Dividend
(ii) Scrip Dividend in respect of 2013 Conditional Share Award
(iii) Deferred Share Award

8 Number of shares, derivatives or other financial instruments linked to them acquired

(i) 1,507
(ii) 38
(iii) Conditional share award over 22,908 Ordinary Shares, pursuant to the rules of the 2014 Deferred Share Bonus Plan based on the three month average share price to 31 December 2014

9 Number of shares, derivatives  or other financial instruments linked to them  disposed of

Not applicable

10 Price per share or derivative or other financial instrument linked to them or value of transaction

(i) & (ii) €24.60

11 Date and place of transaction

(i), (ii) & (iii) 12 May 2015, Dublin

12 Date issuer informed of transaction

(i), (ii) & (iii) 12 May 2015

13 Any additional information

Not applicable

14 Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Person authorised on behalf of the issuer responsible for making the notification

Neil Colgan

Date of notification 13 May 2015

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000183%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

106,783 (excluding 25,572 Deferred Shares); 0.013002%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant 12 May 2015	22	Period during which or date on which it can be exercised The conditional share award set out in 8 (iii) above is deferred for three years
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Ordinary Shares
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 13 May 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1 Name of the Issuer

CRH plc

2 Name of person discharging managerial responsibilities

Nicholas Hartery

3 State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person

No

4 Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Nicholas Hartery

5 Description of shares or derivatives or other financial instruments linked to them

Ordinary Shares of €0.32 each

6 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Goodbody Stockbrokers Nominees Limited                               1,485

Siglas Holding Limited                                                                  2,664

7 State the nature of the transaction

Scrip Dividend

8 Number of shares, derivatives or other financial instruments linked to them acquired

213

9 Number of shares, derivatives  or other financial instruments linked to them  disposed of

Not applicable

10 Price per share or derivative or other financial instrument linked to them or value of transaction

€24.60

11 Date and place of transaction

12 May 2015; Dublin

12 Date issuer informed of transaction

12 May 2015

13 Any additional information

Not applicable

14 Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Person authorised on behalf of the issuer responsible for making the notification

Neil Colgan

Date of notification 13 May 2015

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000026%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 12,478; 0.001519%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 13 May 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1 Name of the Issuer

CRH plc

2 Name of person discharging managerial responsibilities

Heather Ann McSharry

3 State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person

No

4 Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Heather Ann McSharry & Relative

5 Description of shares or derivatives or other financial instruments linked to them

Ordinary Shares of €0.32 each

6 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Heather Ann McSharry                               3,942
Gaelen Britton                                                  207

7 State the nature of the transaction

Scrip Dividend

8 Number of shares, derivatives or other financial instruments linked to them acquired

59

9 Number of shares, derivatives  or other financial instruments linked to them  disposed of

Not applicable

10 Price per share or derivative or other financial instrument linked to them or value of transaction

€24.60

11 Date and place of transaction

12 May 2015; Dublin

12 Date issuer informed of transaction

12 May 2015

13 Any additional information

Not applicable

14 Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Person authorised on behalf of the issuer responsible for making the notification

Neil Colgan

Date of notification 13 May 2015

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000007%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 4,149; 0.000505%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 13 May 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1 Name of the Issuer

CRH plc

2 Name of person discharging managerial responsibilities

Henk Th. Rottinghuis

3 State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person

No

4 Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Henk Th. Rottinghuis

5 Description of shares or derivatives or other financial instruments linked to them

Ordinary Shares of €0.32 each

6 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

HSBC Global Nominees Limited                15,340

7 State the nature of the transaction

Scrip Dividend

8 Number of shares, derivatives or other financial instruments linked to them acquired

216

9 Number of shares, derivatives  or other financial instruments linked to them  disposed of

Not applicable

10 Price per share or derivative or other financial instrument linked to them or value of transaction

€24.60

11 Date and place of transaction

12 May 2015; Dublin

12 Date issuer informed of transaction

12 May 2015

13 Any additional information

Not applicable

14 Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Person authorised on behalf of the issuer responsible for making the notification

Neil Colgan

Date of notification 13 May 2015

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000026%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 15,340; 0.001868%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 13 May 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland’s Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1 Name of the Issuer

CRH plc

2 Name of person discharging managerial responsibilities

Neil Colgan

3 State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person

Yes, Spouse

4 Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Spouse

5 Description of shares or derivatives or other financial instruments linked to them

Ordinary Shares of €0.32 each

6 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Joan Duffy                                                                                             7,627
AC Employee Benefit Trustees Limited Acct CRG                      1,869

7 State the nature of the transaction

Scrip Dividend

8 Number of shares, derivatives or other financial instruments linked to them acquired

33

9 Number of shares, derivatives  or other financial instruments linked to them  disposed of

Not applicable

10 Price per share or derivative or other financial instrument linked to them or value of transaction

€24.60

11 Date and place of transaction

12 May 2015; Dublin

12 Date issuer informed of transaction

12 May 2015

13 Any additional information

Not applicable

14 Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Person authorised on behalf of the issuer responsible for making the notification

Neil Colgan

Date of notification 13 May 2015

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000004%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 9,496; 0.001156%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 13 May 2015

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 14 May 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director